Date: February 14, 2019	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PAN AMERICAN SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :    Annual General and Special Meeting
Record Date for Notice of Meeting :    March 12, 2019
Record Date for Voting (if applicable) :    March 12, 2019
Beneficial Ownership Determination Date :    March 12, 2019
Meeting Date :    May 08, 2019
Meeting Location (if available) :    Vancouver, BC Issuer sending proxy related materials directly to NOBO:    Yes
Issuer paying for delivery to OBO:    No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders    Yes
Beneficial Holders Stratification Criteria:    Not Applicable
NAA for Registered Holders    Yes Registered Holders Stratification Criteria:    Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	697,900,108	CA6979001089

Sincerely,

Computershare
Agent for PAN AMERICAN SILVER CORP.